

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2023

Jason Stabell
Chief Executive Officer
Epsilon Energy Ltd.
16945 Northchase Drive, Suite 1610
Houston, Texas 77060

> **Re: Epsilon Energy Ltd.**
> **Registration Statement on Form S-3**
> **Filed January 17, 2023**
> **File No. 333-269267**

Dear Jason Stabell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 or, in her absence, Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David R. Earhart, Esq.